Appendix 3H - Notification of cessation of securities Appendix 3H - Notification of cessation of securities 1 / 4 Announcement Summary Entity name JAMES HARDIE INDUSTRIES PLC Announcement Type New announcement Date of this announcement Friday September 20, 2024 Details of +securities that have ceased ASX +security code Security description Number of +securities that have ceased The +securities have ceased due to Date of cessation JHX CHESS DEPOSITARY INTERESTS 1:1 2,090,066 Cancellation pursuant to an on-market buy-back 19/09/2024 Refer to next page for full details of the announcement Exhibit 99.1

Appendix 3H - Notification of cessation of securities Appendix 3H - Notification of cessation of securities 2 / 4 Part 1 - Announcement Details 1.1 Name of +Entity JAMES HARDIE INDUSTRIES PLC We (the entity named above) provide the following information about our issued capital. 1.2 Registered Number Type ARBN Registration Number 097829895 1.3 ASX issuer code JHX 1.4 The announcement is 1.5 Date of this announcement 20/9/2024 New announcement

Appendix 3H - Notification of cessation of securities Appendix 3H - Notification of cessation of securities 3 / 4 Part 2 - Details of +equity securities or +debt securities that have ceased ASX +Security Code and Description JHX : CHESS DEPOSITARY INTERESTS 1:1 Quoted +equity securities or +debt securities that have ceased Number of securities that have ceased 2,090,066 Reason for cessation Cancellation pursuant to an on-market buy-back Date of cessation 19/9/2024 Is the entity paying any consideration for the cessation? In what currency is the consideration being paid? AUD - Australian Dollar Total consideration paid or payable for the securities AUD 111,193,162.000000000000 Any other information the entity wishes to notify to ASX about the cessation? Yes

Appendix 3H - Notification of cessation of securities Appendix 3H - Notification of cessation of securities 4 / 4 Part 3 - Issued capital following changes Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise: The figures in parts 3.1 and 3.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing. 3.1 Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX) ASX +security code and description Total number of +securities on issue JHX : CHESS DEPOSITARY INTERESTS 1:1 429,439,842 3.2 Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue JHXAK : RESTRICTED STOCK UNIT 3,278,715 JHXAL : OPTION EXPIRING 03-NOV-2027 EX $33.05 269,221 Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.